UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-55912

CUSIP NUMBER: 78074G200

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Royale Energy, Inc.
Full Name of Registrant

Former Name if Applicable

1530 Hilton Head Rd, Suite 205
Address of Principal Executive Office (Street and Number)

El Cajon, California 92019
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Royale Energy, Inc (the Company) is unable to complete its Form 10-K for the year ended December 31, 2025, within the prescribed time period without unreasonable effort and expense due delays in compiling the information required to completed the financial reporting close process, including preparation of its financial statements. As previously disclosed on September 9, 2025, the Company completed the acquisition of certain non-operated working interest. The Company needs additional time to complete the accounting and disclosures related to the acquired assets.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Ronald Lipnick	619	383-6600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

On September 9, 2025, the Company acquired certain non-operated working interests which was determined to be an acquisition of a significant business pursuant to Regulation S-X Rule 1-02(w). The Company has not yet filed (i) the historical audited annual financial statements and unaudited interim financial statements pursuant to Regulation S-X Rule 3-05 and (ii) the related pro forma financial statements in accordance with Regulation S-X Article 11 as required with a Current Report on Form 8-K.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss for the year ended December 31, 2025 of approximately $1.1 million versus a net loss for 2024 of $2.2 million, primarily due to increased operating margins. The results for the year ended December 31, 2025 are preliminary and unaudited. The Company has not completed our financial reporting close process nor has the required information to complete an audit been provided. The amount is subject to change and could differ materially from the amount reported herein.

Royale Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By:	/s/ Johnny Jordan
Chief Executive Officer

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